SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

128, Yeoui-dearo, Youngdungpo-gu, Seoul 07336, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Results of the 36th Annual General Meeting of Shareholders

On March 23, 2021, LG. Display Co., Ltd. held its 36th Annual General Meeting of shareholders for the fiscal year 2020. All of the following five agenda items for approval were approved as originally proposed.

1. Approval of Consolidated & Separate Financial Statements of Fiscal Year 2020.

2. Amendment to the Articles of Incorporation

3. Appointment of Director. *

4. Appointment of Audit Committee Member. *

5. Approval of Remuneration Limit for Directors in 2021.

* Details of Directors:

Byoungho Lee (Outside Director)

Month/Year of Birth: July 1964

Candidate for Outside Director: Yes

Nominator: Outside Director Nomination Committee

Appointment Term: 3 years

Type of appointment: Reappointed

Main Experience

•	President, Optical Society of Korea;

•	President, The Korean Information Display Society

Present position: Professor, Department of Electrical and computer engineering, Seoul National University

Business Transaction with LG Display during the last 3 years: None

Reasons for Board of Directors’ nomination of candidate : Ever since his initial appointment, Mr. Byungho Lee has diligently served his duties as a director of the Company, including by actively and responsibly participating in the Outside Director Nomination Committee. As a leading industrial technology expert in Korea, he is expected to make positive contributions to the Company’s management decision-making and development through his comprehensive understanding of, and interest in, the Company’s business lines.

* Details of Audit Committee Member:

Doocheol Moon (Outside Director / Audit Committee Member)

Month/Year of Birth: November 1967

Candidate for Outside Director: Yes

Nominator: Outside Director Nomination Committee

Appointment Term: 3 years

Type of Appointment: Newly Appointed

Main Experience:

•	Vice-president, The Korean Association for Government Accounting;

•	Member of Evaluation Committee, Korea Commission for Corporate Partnership;

•	Member of Evaluation Committee for Collaborative Profit Sharing Scheme, Large and Small Business, Agriculture and Fishery Cooperation Foundation

Present position: Professor, School of Business, Yonsei University

Business Transaction with LG Display during the last 3 years: None

Reasons for Board of Directors’ nomination of candidate: Mr. Doocheol Moon is an expert in the research fields of accounting and auditing, corporate governance, business ethics, corporate social responsibility and public institutions, and he is expected to make positive contributions in relation to ESG (Environmental, Social and Governance) matters, which have become a key area of focus for business management. As an expert in accounting and finance matters with a wide array of experience, he is expected to make positive contributions to the Company’s development by advising on the Company’s business generally as well as by utilizing his expertise in financial accounting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: March 23, 2021	By:	/s/ Daniel Lee
(Signature)
	Name:	Daniel Lee
	Title:	Head of IR